UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2025
Commission File Number: 001-41412

ioneer Ltd
(Translation of registrant’s name into English)

Suite 16.01, 213 Miller Street
North Sydney, NSW, 2060, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release
99.2	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ioneer Ltd
(registrant)

Date: June 2, 2025	By:	/s/ Ian Bucknell
Name:	Ian Bucknell
Title:	Chief Financial Officer & Company Secretary